Deltek, Inc.

13880 Dulles Corner Lane

Herndon, VA 20171-4600

Tel: (703) 734-8606

May 17, 2010

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.

Registration Statement on Form S-3 (File No. 333-162308)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Deltek, Inc., a Delaware corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at 12:00 p.m., Eastern Standard Time, on May 18, 2010, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DELTEK, INC.

By:	/s/ David Schwiesow
	Name:	David Schwiesow
	Title:	Senior Vice President, General Counsel and Secretary